Sub-Item 77Q1: Exhibits
               (g)(2) Legal Opinion on Merger

[Letterhead of Ballard Spahr Andrews & Ingersoll, LLP]

March 17, 2006

Bancroft Convertible Fund, Inc.
65 Madison Avenue
Morristown, New Jersey  07960

Bancroft Fund Ltd.
65 Madison Avenue
Morristown, New Jersey  07960

Re:	Federal Income Tax Consequences of the Reorganization
of Bancroft Convertible Fund, Inc.

Ladies and Gentlemen:
            You have requested our opinion regarding certain United States federal income tax consequences in connection with the transfer of the property and assets of Bancroft Convertible Fund, Inc. (the "Company"), a Delaware corporation, to Bancroft Fund, now known as Bancroft Fund Ltd. (the "Trust"), a Delaware statutory trust, in exchange solely for shares of beneficial interest of Trust ("Trust Shares") and Trust's assumption of Company's liabilities, and the termination of the separate existence of the Company, all pursuant to the Agreement of Merger dated as of November 18, 2005 entered into by the Company and the Trust (the "Agreement") (the transaction in its entirety being hereinafter referred to as the "Merger"). Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.
            For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, the Proxy Statement filed by the Company on December 23, 2005 with the Securities and Exchange Commission, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Merger.
            In rendering this opinion, we are relying upon the representations, warranties and covenants made by Company and Trust in the Agreement as well as on letters of representation of even date that we have received from the officers of Company and Trust, copies of which are attached as Exhibit A hereto. We have not been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made "to the best of knowledge," "to the knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.
            Based upon and subject to the foregoing, it is our opinion that, for federal income tax purposes:
            1.	The transfer of the assets of Company to Trust in exchange for
Trust Shares and Trust's assumption of liabilities of Company, as provided in the Agreement, will constitute a "reorganization" within the meaning of Section 368(a) of the Code and Company and Trust will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.
            2.	In accordance with Section 361(a) and Section 361(c)(1) of the
Code, no gain or loss will be recognized by Company on the transfer of its assets to Trust solely in exchange for Trust Shares and Trust's assumption of the liabilities of Company or on the distribution of Trust Shares to Company Shareholders, in constructive exchange for their Company Shares, in liquidation of Company.
            3.	In accordance with Section 1032 of the Code, no gain or loss will be recognized by Trust upon the receipt of assets of Company in exchange for Trust Shares.
            4.	In accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by Company Shareholders on the constructive exchange of Company Shares solely for Trust Shares pursuant to the Merger.
            5.	In accordance with Section 362(b) of the Code, the basis to
Trust of the assets of Company will be the same as the basis of such assets in the hands of Company immediately prior to the Merger.
            6.	In accordance with Section 358(a) of the Code, a Company
Shareholder's basis for Trust Shares received by the Company Shareholder in the Merger will be the same as his basis for the Company Shares constructively surrendered in exchange for such Trust Shares.
            7.	In accordance with Section 1223(1) of the Code, each Company
Shareholder's holding period for Trust Shares received in the Merger will be determined by including such Company Shareholder's holding period for the Company Shares exchanged therefor, provided that the Company Shareholder held such Company Shares as a capital asset at the Effective Time.
            8.	In accordance with Section 1223(2) of the Code, the holding
period with respect to the assets of Company transferred to Trust in the Merger will include the holding period for such assets in the hands of Company.
            We express no opinion as to the tax consequences of the Merger except as expressly set forth above, or as to any transaction except the Merger.
  We also note that certain Company Shareholders may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Merger to such Company Shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy the mutual condition precedent to the Merger set forth in
Section 6.3 of the Agreement, is being furnished to you solely for that purpose, and may not be relied upon by any other person without our express written consent. We expressly authorize Company to file this opinion with the Securities and Exchange Commission as an exhibit to the Company's semi-annual report on Form N-SAR, and our opinion is expressly conditioned upon the occurrence of such filing.
            Our opinion is based upon the Code, Treasury Regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Merger that are set forth above.
            If any of the facts, assumptions or representations on which our opinion is based are incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.
            Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,
/s/  Ballard Spahr Andrews & Ingersoll, LLP